Exhibit 3.3
RISK FACTORS
      You should consider the risks below very carefully in evaluating us and our common shares. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. If any of these risks materialize, the trading price of our common shares could decline.
Risks Relating to our Business
      Any significant decline in the trading volume of our key products would adversely affect our revenues and profitability.
      We are substantially dependent on trading volume from several product offerings for a significant portion of our clearing and transaction fee revenues and profits. The clearing and transaction fee revenues attributable to transactions in our BAX, CGB and SXF contracts represented approximately 75% of our total transaction and clearing fee revenues during 2006. Any significant decline in our trading volume for any of these products, or other significant products introduced in the future, would negatively impact our business, financial condition and results of operations.
      We cannot assure you that others will not succeed in creating competing derivatives contracts or products replicating those that we offer, including those that we offer under licence, or that market participants will not increasingly use alternative instruments. Any of these events could have an adverse effect on our trading volume, results of operations and profitability.
      We depend on market activity that is outside of our control for our revenues.
      Our revenues are highly dependent upon the level of activity on our markets, including the number of transactions, volume and value of securities traded, the number of active traders and firms in the market, the number of subscribers to market data and similar variables. We have no direct control over these variables. Among other things, these variables depend upon the relative attractiveness of derivatives traded on our markets and the relative attractiveness of our markets as a place to trade any such derivatives as compared to other exchanges and other trading vehicles. Those variables are in turn influenced by the overall economic conditions in Canada and the United States in particular and in the world in general, especially growth levels and political stability, the regulatory environment, the relative activity and performance of global capital markets and investor confidence. Reduced levels of activity on our markets would materially adversely affect our business, financial condition and results of operations.
      We may be able to indirectly influence the volume and value of trading by measures such as providing efficient, reliable and low-cost trading, seeking to maximize the availability of timely, reliable information and maximizing the ease of access to trading facilities. However, there is a risk that the measures that we are currently undertaking or may undertake in the future will not have a positive effect on or effectively counteract the factors that are outside of our control.
      Declines in the global financial markets may materially adversely affect our business.
      Adverse economic and political conditions may cause declines in Canadian, U.S. and global financial markets and may affect our operating results. The international financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the global financial services markets, which could potentially result in reduced trading volume. These events could materially adversely affect our business, financial condition, results of operations and prospects. These factors include:

•	economic and political conditions in Canada, the United States and elsewhere in the world;

•	reduced institutional/consumer confidence levels;

•	the availability of cash for investment by mutual funds and other wholesale and retail investors; and

•	legislative and regulatory changes.

      Our business may be adversely affected by price competition.
      The derivatives trading industry is characterized by intense price competition. While we have developed our pricing mix to attract greater liquidity to our markets while maintaining our average price per contract, market conditions and the termination of the 1999 Agreement with the TSX Group (and TSX Group’s planned launch of a securities derivatives exchange in Canada thereafter) may result in increased competition and, in turn, significant pricing pressures in the future. Some of our competitors may seek to increase their share of trading by reducing their transaction fees, by offering larger liquidity payments or by offering other forms of financial or other incentives. Our business, financial condition and results of operations could be materially adversely affected as a result of these developments.
      For example, we could lose a substantial percentage of our trading volume if we are unable to price our transactions in a competitive manner, or our profit margins could decline if we reduce our pricing in response. In addition, one or more competitors may engage in aggressive pricing strategies and significantly decrease or completely eliminate their profit margin for a period of time in order to capture a greater share of trading. Some competitors may have high profit margins in business areas in which we do not engage, which may assist them in executing these strategies. This environment could lead to a decline in transaction volume, and could have a material adverse affect on our business, financial condition and results of operations.
      Intense and evolving competition could materially adversely affect our market share and financial performance.
      The derivatives trading industry is highly competitive. Many of our competitors and potential competitors are more established or have greater financial resources than we do. Due to the globalization of investing, we face increased competition for business from other exchanges, particularly those in the United States, but also electronic exchanges in Europe and Asia. In addition, technological advances have lowered barriers to entry and have facilitated the establishment of new exchanges and mechanisms, such as electronic communication networks, or ECNs, for the electronic trading of securities and other financial instruments outside of traditional exchanges.
      Competitive pressures may cause us to re-evaluate our current business model and strategies. As the electronic trading marketplace develops, the competition for some or all of the products and services we currently provide could intensify. In addition, our competitors may:

•	respond more quickly to competitive pressures;

•	develop products similar to the products we offer that are preferred by our customers;

•	develop non-traditional alternative risk transfer products that compete with our products;

•	price their products and services more competitively;

•	develop and expand their network infrastructures and service offerings more efficiently;

•	adapt more swiftly to new or emerging technologies and changes in client requirements;

•	utilize better, more user-friendly and more reliable technology;

•	take greater advantage of acquisitions, alliances and other opportunities;

•	more effectively market, promote and sell their products and services;

•	better leverage existing relationships with clients and strategic partners or exploit better recognized brand names to market, distribute and sell their services; and

•	exploit regulatory disparities between traditional, regulated exchanges and alternative markets that benefit from a reduced regulatory burden and a lower-cost business model.
      Our current and prospective competitors are numerous and include securities exchanges, options and other derivatives exchanges, market data and information vendors, electronic communications networks, crossing systems and similar entities, consortia of large customers and some of our clearing member firms and interdealer brokerage firms.
      In addition, the 1999 Agreement with the TSX Group expires in March 2009. On March 5, 2007, TSX Group and ISE announced their joint initiative to create a new Canadian securities derivatives exchange which would launch its operations in March 2009, upon the expiry of the 1999 Agreement. We are also currently party to an arbitration proceeding with TSX Group relating to the acquisition by its subsidiary, NGX, of Oxen, which is the owner of Alberta Watt Exchange Limited. The dispute relates to our exclusivity regarding exchange traded derivatives pursuant to the 1999 Agreement. Furthermore, while the 1999 Agreement precludes the TSX Group from entering the Canadian financial derivatives market prior to March 2009, it does not prohibit other potential competitors from entering or offering competing products, and advancements in technologies may allow them to do so. The CME and the CBOT have attempted to offer competing products in the past, and although both were unsuccessful, that may not be the case in the future.
      Thus, the number of exchanges and other entities providing products and services similar to ours may grow, and a number of financial services and other companies have entered into, or are forming, joint ventures or consortia that may give them the capacity to provide products or services similar to those provided by us. For more information concerning the competitive nature of our industry and the challenges we face, see the section entitled “Our Business — Our Segments and Activities” elsewhere in this prospectus. As a result of this intense competition, we cannot assure you that we will be able to retain our current customers or attract new customers to our markets, products and services. In addition, we cannot assure you that we will not lose customers because of more economical alternatives offered from competitors with comparable or possibly superior products, services or trade execution services. Our business, financial condition and results of operations could be materially adversely affected if we fail to attract new customers or lose a substantial number of our current customers to competitors.
      The trend among exchanges to form alliances as well as to consolidate may increase and may result in strengthening the competitive position of some exchanges to the detriment of others. There is a risk that we will not be included in any alliances, or that the alliances that we enter will not be successful, and these developments could materially adversely affect our business, financial condition, results of operations and prospects.
      We generate a significant percentage of our annual revenues from a small number of approved participants, and substantially all of our MX-ITS revenues from BOX.
      A significant percentage of our annual revenues are generated by a relatively small number of approved participants, and substantially all of our MX-ITS revenues are generated by BOX. For the year ended December 31, 2006, approximately 19% of our revenues were generated by BOX in information systems services (25% in 2005 and 21% in 2004), and four approved participants, on behalf of numerous clients, generated, in the aggregate, 33% of our revenues (31% in 2005 and 30% in 2004), for a combined total of 52% of our revenues in 2006 (56% in 2005 and 51% in 2004). Each of these four approved participants individually generated more than 6% of our revenues in 2006. Although we seek to diversify our base of approved participants and continuously seek ways of encouraging activity by all of our approved participants, we may continue to be dependent upon these key approved participants in the future. Any negative change in our relationship with, or the revenues generated by, these key approved participants, and our inability to grow our customer base for SOLA® or maintain BOX as a SOLA® client, could have a material adverse effect on our business, financial condition and results of operations.
      Our trading volume, and consequently our revenues and earnings, could be materially adversely affected if we are unable to retain our current customers or attract new customers to our markets or if derivatives trading volume in general decreases.
      The success of our business depends, in part, on our ability to maintain and increase our trading volume and the resulting exchange fees. To do so, we must maintain and expand our product offerings, our customer base and our trade execution alternatives. Our success also depends in part on our ability to offer competitive prices and services in an increasingly price-sensitive business. In addition, our success depends in part on our ability to increase the base of individual customers who trade our products. We cannot assure you that we will be able to continue to expand our product lines, or that we will be able to retain our current customers or attract new customers. We also cannot assure you that we will not in the future lose the business of certain of our approved participants to lower-cost competitors with comparable or superior products, services or trade execution facilities. If we fail to expand our product offerings or execution facilities, or lose a substantial number of our current customers, or are unable to attract new customers, our business will be materially adversely affected. Furthermore, declines in the overall volume of trading derivatives may negatively impact market liquidity on our markets, which would result in lower exchange fee revenues and could materially adversely affect our ability to retain our current customers or attract new customers. Any such event could have a material adverse effect on our business, financial condition and results of operations.

      Our business could be harmed by a systemic market event.
      Some market participants could be overleveraged. In case of sudden, large price movements, such market participants may not be able to meet their obligations to brokers who, in turn, may not be able to meet their obligations to their counterparties. As a result, the financial system or a portion thereof could collapse, and the impact of such an event could be catastrophic to our business.
      Our market data fee revenues could decline if we are unable to continue growing our subscription levels.
      We sell market data to market participants and resellers who distribute such data to persons or entities that use or monitor our markets. There has been consolidation recently in the market data resale sector, which has resulted in pricing pressure on certain primary sellers of market data. If we are unable to continue growing our market data subscription levels or if we experience an overall trend of declining subscription levels or pricing pressure, we could lose market data fee revenues if we are unable to recover the lost revenues through increased transaction fees or through the development of alternative market data products. Any such failure could have a material adverse effect on our business, financial condition and results of operations.
      We depend on the development and acceptance of new products.
      We are dependent to a large extent on the development and introduction of new financial and trading products and the acceptance by the investment community of those products. While we are continually reviewing our products and, in consultation with market participants, developing new products that seek to respond to the needs of the marketplace, there can be no assurance that we will continue to develop successful new products. Current products may become outdated or lose market favour before adequate enhancements or replacements can be developed. Other exchanges and alternative trading systems, or “ATSs,” may introduce new products or product enhancements that reduce the attractiveness of our products. Even if we develop an attractive new product, we could lose trading activity to another exchange or an ATS that introduces a similar or identical product because of the competitor’s greater liquidity or lower cost. Any such event could have a material adverse effect on our business, financial condition and results of operations.
      Our clearing house operations expose us to credit risk of third parties. Our financial condition will be adversely affected in the event of a significant default.
      CDCC acts as the issuer and guarantor of all trades consummated on our markets. As a result, we are exposed to significant credit risk of third parties, including our approved participants and clearing members. We are also exposed, indirectly, to the credit risk of customers of our approved participants. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. A substantial part of our working capital is at risk if a participant defaults on its obligations to CDCC and its margin and security deposits are insufficient to meet its obligations.
      Although we have implemented policies and procedures to help assure that our participants can satisfy their obligations, these policies and procedures may not succeed in detecting problems or preventing defaults. We also have in place various measures intended to enable us to cover defaults and maintain liquidity. However, we cannot assure you that these measures will be sufficient to protect us from a default or that our business, financial condition and results of operations will not be materially adversely affected in the event of a significant default. For a more detailed discussion of our clearing house operations, see the section of this prospectus entitled “Our Business — Our Segments and Activities — Clearing House” elsewhere in this prospectus.
      We may not effectively manage our growth, and we may not be successful in executing our strategies.
      We intend to continue developing and expanding our business. This growth may place a significant strain on our management, personnel, systems and other resources. We must continue to improve our operational and financial systems and managerial controls and procedures, and we will need to continue to expand, train and manage our technology workforce. We must also maintain close coordination among our technology, compliance, accounting, finance, marketing and sales organizations. We cannot assure you that we will manage our growth effectively, and our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

      Acquisitions and strategic partnerships may not meet our objectives.
      We currently believe that alliances, strategic partnerships and acquisitions may be an important component of our growth strategies and could play an important role in our long-term success. In this regard, we may seek to enter into alliances or other arrangements with other parties under appropriate conditions, such as our recently announced alliance with NYMEX. However, we cannot assure you that we will be successful in either developing, or fulfilling the objectives of, any such alliance, including our alliances with BOX or NYMEX. Further, our participation in these alliances may strain our resources and may limit our ability to pursue other strategic and business initiatives, which could have a material adverse effect on our business, financial condition and results of operations.
      Expansion of our operations internationally involves special challenges that we may not be able to meet, which could adversely affect our business, financial condition and results of operations.
      We plan to continue our efforts to expand our operations internationally, including by obtaining regulatory authorizations or exemptions to allow remote access to our markets by approved participants outside Canada and by relying on distribution systems established by our current and future strategic alliance partners. We expect that the expansion of access to our electronic markets will continue to increase the portion of our business that is generated from outside Canada. We face certain risks inherent in doing business in international markets, particularly in the regulated derivatives exchange business. These risks include:

•	restrictions on the use of trading terminals or the contracts that may be traded;

•	reduced protection for intellectual property rights;

•	difficulties in staffing and managing foreign operations;

•	potentially adverse tax consequences;

•	enforcing agreements and collecting receivables through certain foreign legal systems; and

•	foreign currency fluctuations for international business.
      We will also be required to comply with the laws and regulations of foreign governmental and regulatory authorities of each country in which we obtain authorizations or exemptions for remote access to our markets. These may include laws, rules and regulations relating to any aspect of the derivatives business.
      In addition, we have, to date, had limited experience in marketing our MX-ITS products and services internationally. We cannot assure you that we will be able to succeed in marketing these products and services in international markets.
      As we expand our business globally, our success will be dependent, in part, upon our ability to anticipate and manage these and other risks effectively. We cannot assure you that these and other factors will not have a material adverse effect on our business as a whole. We may also experience difficulty in managing our international expansion because of, among other things, competitive conditions overseas, established domestic markets and players, language and cultural differences and economic or political instability. Any of these factors could have a material adverse effect on the success of our plans to grow our international presence and market our MX-ITS products and services and, consequently, on our business, financial condition and results of operations.
      We depend on our executive officers and other key personnel.
      Our future success depends in large part upon the continued service of our executive officers, as well as various key management, technical, MX-ITS, and trading operations personnel. We believe that it is often challenging to hire and retain executive management with the skills and abilities necessary or desirable for managing and operating a derivatives exchange. Similarly, our future success depends, in significant part, upon our ability to recruit and retain the highly-skilled and often specialized individuals required to support and develop our information technology systems, including SOLA®. Given the rapid pace of technological advancement and the particular information technology skills required in the derivatives exchange and financial markets industry, the level of competition in our industry to attract talented people is intense, and from time to time we have experienced losses of key employees.
      The loss of key management or other key personnel, particularly to employers with which we compete, could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that any of our key personnel will not voluntarily terminate his or her employment with us.

      Our cost structure is largely fixed, which may adversely affect our profitability if our revenues decline.
      Our cost structure, with the exception of any stock-based compensation, is largely fixed. We base our overall cost structure on historical and expected levels of demand for our products and services. If demand for our products and services declines resulting in a loss of revenue, we may not be able to adjust our cost structure on a timely basis. If we are unable to reduce our costs in proportion to our decline in revenue, our profitability could be materially adversely affected.
Risks Relating to our Electronic Platform
      We are subject to certain risks relating to the operation of an electronic trading platform. Information technology and communications systems failures and capacity constraints could harm our reputation and our business.
      We are extremely dependent on our information technology systems, including data and communications systems. Trading on our markets is conducted exclusively on an electronic basis. If our systems fail to perform, we could experience unanticipated disruptions in operations or slower response times. Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. While we have developed and planned various measures, disaster recovery and contingency plans and back-up procedures to manage, mitigate and minimize the risk of an interruption or failure of our information technology systems and to maintain their integrity, there is always the risk that those measures, plans and procedures are not adequate and the risk of a system failure or interruption cannot be eliminated.
      Our failure to operate, monitor, maintain and develop our computer systems and network services, including those systems and services related to our electronic trading platform, in a timely and cost-effective manner or if our current or potential customers do not accept them could have a material adverse effect on our reputation, business, financial condition and results of operations.
      We rely and expect to continue to rely on third parties for various computer and communications systems, such as telephone companies, on-line service providers, data processors, and certain software and hardware vendors. Our systems or those of our third party providers may in the future fail, causing one or more of the following effects:

•	suspension of trading;

•	unanticipated disruptions in service to customers;

•	slower response times;

•	delays in trade execution;

•	decreased customer satisfaction;

•	incomplete or inaccurate accounting, recording or processing of trades;

•	financial losses;

•	security breaches;

•	litigation or other customer claims; and

•	regulatory sanctions.
      Our status requires that our trade execution and communications systems be able to handle anticipated present and future peak trading volume. Heavy use of our computer systems during peak trading times or at times of unusual market volatility could cause our systems to operate slowly or even to fail for periods of time. We monitor system loads and performance and regularly implement system upgrades to handle estimated increases in trading volume. However, we cannot assure you that our estimates of future trading volume will be accurate or that our systems will always be able to accommodate actual trading volume without failure or degradation of performance.
      A significant systems compromise, failure or disruption or repeated failures could result in an interruption of trading services or delays in settlement, lost data, the corruption of trading operations, data and records, disruption to business operations, and other consequences. Our participants may also have a low tolerance for delays in the introduction of planned system offerings or failure to meet announced conditions. This could undermine confidence in our markets and have a material adverse effect on our reputation, business, financial condition and results of operations, and may lead to customer claims, litigation and regulatory sanctions. System failure or degradation could lead our customers to file formal complaints with industry regulatory organizations, file lawsuits against us or cease doing business with us or could lead our regulators, including the AMF and, in respect of BOX, the SEC, or other regulators to initiate inquiries or proceedings for failure to comply with applicable laws and regulations.
      We cannot assure you that we will not experience system failures, outages or interruptions on our electronic trading platform that will materially adversely affect our business. Any such system failures, outages or interruptions could result from a number of factors, including power or telecommunications failure, acts of god, war or terrorism, human error, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, acts of vandalism or similar events. Any failures that cause an interruption in service or decrease our responsiveness, including failures caused by customer error or misuse of our systems, could impair our reputation, damage our brand name and have a material adverse effect on our business, financial condition and results of operations.
      We have only a limited operating experience with our SOLA® electronic exchange platform.
      Our SOLA® electronic exchange platform has been in operation since the autumn of 2005 at MX and since October 2006 at BOX. As a result, there is only a limited operating experience from which we can assess the full operating performance and functionality of SOLA®. Due to its relatively short operating history, SOLA® carries with it a greater degree of technological risk than similar electronic trading platforms that have been in operation for a longer period of time. Despite the steps taken to reduce the risks associated with using a new technology through the utilization of an experienced and qualified process development and information technology team to anticipate and mitigate the majority of the technological challenges, it is not possible to anticipate all of the technological challenges that SOLA® may encounter. Should any such technological challenge arise, we cannot assure you that we would be able to overcome them or do so without incurring major costs or major interruptions in our trading operations. Any such events could have a material adverse affect on our business, financial condition and results of operations.
      Our networks and those of our third party service providers may be vulnerable to security risks.
      We expect the secure transmission of confidential information over public networks to continue to be a critical element of our operations. Our networks and those of our third party service providers, our approved participants and our customers may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use our information or cause interruptions or malfunctions in our operations, any of which could have a material adverse effect on our business, financial condition and results of operations. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches. Although we intend to continue to implement industry-standard security measures, these measures may prove to be inadequate and result in system failures and delays that could lower trading volume and have a material adverse effect on our business, financial condition and results of operations.
      We may be unable to keep pace with rapid technological changes.
      To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and features of our proprietary software, network distribution systems and other technologies. The exchange and trading industry is characterized by rapid technological change, changes in use and customer requirements and preferences, frequent product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render obsolete our existing proprietary technology and systems. Our success will depend, in part, on our ability to:

•	develop or licence leading technologies useful in our business;

•	enhance our existing services;

•	develop new services and technology that address the increasingly sophisticated and varied needs of our existing and prospective clients; and

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.
      We cannot assure you that we will be able to successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. We cannot assure you that we will be able to respond in a timely manner to changing market conditions or customer requirements, and a failure to so respond could have a material adverse effect on our business, financial condition and results of operations.
      We may not be able to protect our intellectual property rights.
      We rely on applicable law related to intellectual property rights, trade secrets, and contractual protections to protect our proprietary technology and other proprietary rights, including our rights in and underlying our proprietary software solutions. Notwithstanding that we take precautions to protect our intellectual property rights, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our rights. We also seek to protect our software and databases as trade secrets and under copyright law. The copyright protection accorded to databases, however, is fairly limited. While the arrangement and selection of data generally are protectable, in many instances the actual data are not, and others may be free to create databases that would perform the same function. In some cases, including a number of our most important products, there may be no effective legal recourse against duplication by competitors. In addition, we may in the future have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources, either of which could materially adversely affect our business, financial condition and results of operations.
Risks Relating to Regulation and Litigation
      We operate in a highly regulated industry, and may be subject to legal or regulatory proceedings if we fail to comply with our legal and regulatory obligations.
      We operate in a highly regulated industry and are subject to extensive governmental regulation. We may also become subject to increased regulatory scrutiny in the future, as our industry may become subject to new regulations or changes in the interpretation or enforcement of existing regulations. We cannot predict the extent to which any future regulatory changes may materially adversely affect our business. For more information about the regulatory framework in which we operate, see the section entitled “Regulatory Matters” elsewhere in this prospectus. As a matter of public policy, these regulations are designed to safeguard the integrity of securities and other financial markets and to protect the interests of investors in those markets. They are not necessarily designed to protect the interests of our shareholders.
      The AMF regulates MX and has broad powers to audit, investigate and enforce compliance with its regulations and impose sanctions for non-compliance. Our ability to comply with applicable laws and regulations is largely dependent on our establishing and maintaining of appropriate systems and procedures, as well as our ability to attract and retain qualified personnel.
      The AMF is vested with broad enforcement powers to prohibit us from engaging in some of our business activities or suspend or revoke our approval as a recognized exchange and SRO. In the case of actual or alleged non-compliance with legal or regulatory requirements, MX could be subject to investigations and administrative or judicial proceedings that may result in substantial penalties, including revocation of our approval as a recognized exchange and SRO. Any such investigation or proceeding, whether successful or not, would result in substantial costs and diversions of resources and might also harm our business reputation, any of which may have a material adverse effect on our business, financial condition and results of operations.
      In addition, there may be a conflict between our self-regulatory responsibilities and some of our market participants. Although we have implemented stringent governance measures to avoid such conflicts, any failure by us to diligently and fairly regulate our approved participants or to otherwise fulfill our regulatory obligations could significantly harm our reputation, prompt AMF scrutiny and materially adversely affect our business, financial condition and results of operations.
      We could be harmed by an approved participant or employee misconduct or errors that are difficult to detect and deter. Damage to our reputation could have a material adverse effect on our business.
      One of our strengths is our reputation and brand name. Our reputation could be harmed in many different ways, including by a failure in our regulatory governance or by approved participant misconduct. Damage to our reputation could cause a reduction of the trading volume on our markets. Although we perform significant regulatory functions, we run the risk that our approved participants, other persons who use our markets, or our employees will engage in fraud or other misconduct, including hiding unauthorized activities from us, improper or unauthorized activities on behalf of customers or improper use of confidential information, which could result in regulatory sanctions and serious reputational harm. It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Our employees also may commit errors that could subject us to financial claims for negligence, or otherwise, as well as regulatory enforcement actions. If any of these risks materialize, it could have a material adverse effect on our business, financial condition and results of operations.
      We may face restrictions with respect to the way in which we conduct certain of our operations, and may experience certain commercial disadvantages if we do not receive AMF or other required regulatory approval for new business initiatives or receive them in an untimely manner.
      Pursuant to MX’s Recognition Order, we are responsible for regulating our market and our approved participants through the adoption and enforcement of rules governing trading activities and business conduct. Changes to our Rules and Policies are subject to the approval of the AMF and such proposed changes are published for public comment. We may also from time to time seek to engage in new business activities, some of which may require changes to our Rules and Policies. In addition, as we seek to expand our approved participant base and our product offering, including through alliances and ventures such as CAREX, we could become subject to the oversight of additional regulatory bodies. Any delay or denial of a requested regulatory amendment or approval could cause us to lose business opportunities which could have a material adverse effect on our business, financial condition and results of operations.
      Regulatory developments could have a negative impact on our business.
      Derivatives and securities exchanges have been the subject of increasing regulatory and public scrutiny in recent years in response to a number of developments, events and inquiries. In December 2006, the Canadian Securities Administrators (CSA) published a report following an extensive review of how self-regulatory organizations (SRO) function and how the CSA carry out their oversight responsibilities on the activities of these SROs. The CSA document contains many recommendations regarding the corporate governance and transparency of SROs and their oversight by the CSA. As far as the governance and transparency recommendations are concerned, MX believes that it is already compliant with them. However, there is always a possibility that the CSA may in the future implement additional requirements or recommendations that could have a material adverse effect on our business, financial condition and results of operations.
      We cannot predict whether, or in what form, any regulatory changes or modernizations will take place, or their impact on our business. Changes in the rules and regulations affecting exchanges and SROs could require us to change the manner in which we conduct our business or govern ourselves. They could also make it more difficult or more costly for us to conduct our existing businesses or to enter into new businesses. Moreover, given the importance of regulation in our industry, it is possible that any regulatory developments could have a material adverse effect on our business, financial condition and results of operations, as well as the business of participants in our market.
      Regulatory changes preventing clearing facilities from being owned or controlled by exchanges, or run on a for-profit basis, may limit or stop our ability to run our clearing house or to operate it profitably.
      Our strategic business plan is to operate a vertically integrated transaction execution, clearing and settlement business. Many clearing members in North America have discussed proposals regarding centralizing the clearing of derivatives in order to maximize the efficient use of their capital, exercise greater control over their value at risk and extract greater operating leverage from clearing activities. Many have also expressed the view that clearing members should control the governance of clearing houses or that clearing houses should be operated as utilities rather than as for-profit enterprises. In addition, it is possible that another clearing operation in Canada could attempt to compete directly with CDCC in respect of the clearing of financial derivatives, and that our clearing members would use these alternative clearing houses for clearing positions established on our markets. In the event that such competition were to develop, or in the event that clearing members were to seek regulatory changes to allow market participants to transfer positions from an exchange-owned clearing house to a clearing house owned and controlled by clearing members, our business, financial condition and results of operations could be materially adversely affected.
      We are required to ensure that our Regulatory Division is allocated sufficient funds and resources, which could limit our ability to reduce our expense structure and to dedicate funds and human resources to other areas.
      The operations and activities of our Regulatory Division are financed through various regulatory fees that are charged to our approved participants. At the end of each financial year, any excess regulatory fees, other than fines, collected during the year must be refunded to approved participants. Refunds of regulatory fees have been made every year from 2002 to 2006 inclusively. However, if for any reason, the Regulatory Division ended a financial year with an operational deficit, the recognition decision from the AMF provides that such deficit must be supported either by the approved participants of MX or by MX itself. This potential obligation of MX to support an operational deficit of its Regulatory Division arises from the fact that the AMF decision requires MX to ensure that the Regulatory Division is allocated sufficient resources to carry on its activities and fulfill its mandate. This obligation to ensure that sufficient resources are dedicated to the Regulatory Division could limit our ability to reduce our expense structure and to dedicate funds and human resources to other areas. This obligation could also negatively affect the cash available to us and our ability to invest in or pursue other opportunities that may also be beneficial to our shareholders. Any such event could have a material adverse effect on our business, financial condition and results of operations.
      Any conflicts of interest between us and our Regulatory Division may have a material adverse effect on our business.
      Our Regulatory Division regulates and monitors our markets and approved participants and enforces applicable laws and the Rules and Policies of MX. The fact that there is an inherent conflict that may exist within an exchange that, on the one hand regulates its own market and, on the other hand, operates the market for a for-profit purpose, has been the subject of numerous discussions over the last few years not only in Canada but also in many other countries. Some securities regulators have also expressed concerns about the conflicts of interest that may exist when a for-profit entity owns an SRO or has an internal operating unit responsible for enforcing regulations. The for-profit entity’s goal of maximizing stockholder value might conflict with the self-regulatory responsibilities imposed by applicable securities laws. Regulators, and more particularly the AMF, have significantly reduced that concern by requiring an SRO like MX to ensure that sufficient funds and resources are allocated to regulatory operations and also specifying that funds collected by the regulatory arm of the exchange be used exclusively for regulatory activities and not for commercial activities. Regulators have also required that the SRO operations be structurally separated from business activities and be under the oversight of a governing body that ensures its independence.
      Although we believe that our current structural protections are adequate to manage potential conflicts of interest and that we will be permitted to maintain our regulatory responsibilities, there is always a risk that we could be required to modify or restructure our regulatory functions in order to better address conflicts of interest or other concerns. Any such modification or restructuring of our regulatory functions could entail material costs and other burdens for which we have not currently planned and could have a material adverse effect on our business, financial condition and results of operations. For a discussion of MX’s structural protections, see “Regulatory Matters” elsewhere in this prospectus.
      In the event that we fail to manage potential conflicts of interest adequately, this could impair the effectiveness of our Regulatory Division or otherwise cause reputational damage to MX. This could also have a material adverse effect on our business, financial condition, results of operations and prospects.

      Listed derivatives markets are regulated in most countries, and it may be impractical for us to secure or maintain the regulatory approvals necessary for our market to be accessible from one or more countries.
      We are subject to numerous regulatory requirements governing our activities. We carry on these activities in accordance with the regulations of securities commissions in Canada, the U.S., the U.K. and France, and given our development plans, we could eventually be subject to the regulations of other countries. Regulatory trends are not always predictable. Unexpected and new regulatory requirements could impact MX’s organization, market position, financial condition and results of operations.
      We also plan to continue our efforts to expand our operations internationally. See “ — Expansion of our operations internationally involves special challenges that we may not be able to meet, which could adversely affect our business, financial condition and results of operations” above.
      We are subject to significant risks of litigation and liability.
      Certain aspects of our business involve substantial risks of liability. For instance, dissatisfied customers may make claims regarding quality of trade execution, improperly settled trades, mismanagement or even fraud against their service providers. We may become subject to these claims as the result of failures or malfunctions of systems and services provided by us. Although we benefit from certain limitations on liabilities pursuant to contract and our exchange rules, these limitations may prove insufficient. We could incur significant legal expenses defending claims, even those without merit. An adverse resolution of any lawsuits or claims against us could have a material adverse effect on our reputation, business, financial condition and results of operations.
      We are currently subject to various litigation and arbitration matters. We cannot assure you that we will be successful in defending any of these matters, and resulting adverse judgments could have a material adverse effect on us. For more information see the section entitled “Legal Proceedings” elsewhere in this prospectus.
      Any infringement by us on intellectual property rights of others could result in litigation and could materially adversely affect our operations.
      Our competitors as well as other companies and individuals may obtain, and may be expected to obtain in the future, intellectual property rights that concern products or services related to the types of products and services we offer or plan to offer. We cannot assure you that we are or will be aware of all patents and copyrights containing claims that may pose a risk of infringement by our products, services or technologies. Claims of infringement are not uncommon in our industry. In general, if one or more of our products, services or technologies were to infringe patents or copyrights held by others, we may be required to stop developing or marketing the products, services or technologies, to obtain licences to develop and market the services from the holders of the patents or copyrights or to redesign the products, services or technologies in such a way as to avoid infringing on the patent or copyright claims. Our business, financial condition and results of operations could be materially adversely affected if we are unable to obtain these licences and are required to redesign or stop developing or marketing our products, services or technologies to avoid infringement.
Risks Relating to Our Capital Structure and the Initial Listing
      Holders of our common shares who are also approved participants may have interests that differ from or conflict with those of holders of our common shares who are not also approved participants.
      As at February 1, 2007 (without giving effect to the NYMEX Investment), our approved participants or affiliates of our approved participants, collectively, owned in excess of 49% of our outstanding common shares. As a result, such shareholders could, if voting in the same manner on any matter, be in a position to exert significant influence on the outcome of any such vote submitted to our shareholders for approval, including in respect of the election of directors. In addition, as at the date of this prospectus, 3 of the 12 members of our Board of Directors are related to approved participants. We are dependent to a large degree upon the revenues from the trading and clearing activities of our approved participants. This dependence also gives our approved participants substantial influence over how we operate our business.
      Many of our approved participants derive a substantial portion of their income from their trading or clearing activities on or through our markets. The amount of income that approved participants derive from their trading or clearing activities is in part dependent on the fees they are charged to trade, clear and access our markets and the rules and structure of our markets. Our approved participants may benefit from trading rules and fee discounts that enhance their trading opportunities and profits.
      In view of the foregoing, holders of common shares who are not also approved participants may not have the same economic interests as holders of common shares who are also approved participants. In addition, various approved participants may have different interests among themselves depending on a variety of factors, including their method of trading and the products they trade. Consequently, our approved participants may advocate that we enhance and protect their clearing and trading opportunities and the value of their trading privileges over their economic interest in MX represented by the common shares that they own.
      We cannot predict our future capital needs or our ability to secure financing on acceptable terms.
      We depend on the availability of adequate capital to maintain and develop our business. We believe that our current capital requirements will be met from internally generated funds and cash on hand. However, based upon a variety of factors, some of which are not within our control, our ability to fund our capital requirements may in the future vary from our current plans. As a result, we may need to raise additional funds to:

•	increase the regulatory net capital necessary for our operations;

•	support more rapid growth in our business;

•	develop new or enhanced services and products;

•	upgrade existing technologies or develop new technologies;

•	respond to competitive pressures;

•	enter into strategic alliances, acquisitions or joint ventures; or

•	respond to unanticipated requirements.
      If we raise funds through incurring additional debt, we may become subject to covenants which are more restrictive than those contained in our current debt instruments. If sufficient funds are not available or are not available on terms acceptable to us, our ability to fund our expansion, take advantage of acquisition opportunities, develop or enhance our services or products, or otherwise respond to competitive pressures would be significantly limited. These limitations could have a material adverse effect on our business, financial condition and results of operations.
      Restrictions on ownership of our common shares may restrict trading and transactions in our common shares.
      Pursuant to MX’s Recognition Order and our articles of incorporation, no person or combination of persons acting jointly or in concert is permitted to beneficially own or exercise control or direction over more than 10% of any class or series of our voting shares, without first obtaining the approval of our shareholders and the prior approval of the AMF. The AMF may grant its approval subject to any conditions that it considers appropriate. The AMF may also change the thresholds applicable to these restrictions in the future. A shareholder who contravenes these provisions is subject to a variety of consequences, including suspension of voting rights, forfeiture of dividends, prohibitions against share transfer, compulsory sale or redemption of shares and suspension of other shareholder rights.
      These restrictions may discourage trading in and may limit the market for our common shares, may discourage potential acquisition and strategic alliance proposals and may discourage transactions pursuant to which our shareholders could receive a premium for their shares.
      Our common shares have never been publicly traded before and the listing may not result in an active or liquid market for our common shares, and our share price may be volatile.
      There has never been a public market for our common shares, which creates uncertainty about future market prices for our common shares. We intend to apply to have our common shares listed on TSX. Any such listing is subject to our fulfilling all of the initial listing requirements and conditions of TSX. We do not know whether third parties will find our common shares to be an attractive investment or whether firms will be interested in making a market for our common shares. There can be no assurance that a significant public market will develop for our common shares or be sustained after our stock exchange listing or that our common shares will trade in the public market subsequent to an initial listing at or above the opening price.
      Future sales by shareholders of substantial amounts of our common shares in the market following our stock exchange listing could adversely affect market prices.
      Sales of substantial amounts of our common shares in the market following our stock exchange listing, or the perception that large sales could occur, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. If our shareholders sell a large number of shares in a public market, the market price for our common shares could decline significantly.
      Our ability to pay dividends is subject to restrictions under applicable law and regulation.
      MX’s Recognition Order contains specified financial viability tests (financial ratios) that we are required to respect. These ratios include a working capital ratio, a net earnings-to-total debt ratio and a leverage ratio. If we fail to comply with these ratios for a period of more than three months, we are required to notify the AMF of the reasons for the continued ratio deficiencies and the steps being taken to remedy the non-compliance. In these circumstances, we will not, without the prior approval of the AMF, be permitted to pay dividends, and make certain other payments, until the deficiencies have been eliminated for at least six months (or such shorter period as agreed to by the AMF).